Exhibit 99.1

June 12, 2018

British Columbia Securities Commission, as Principal Regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers du Québec

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Office of the Superintendent of Securities of Prince Edward Island

Office of the Superintendent of Securities Service of

Newfoundland and Labrador

Office of the Superintendent of Securities of the Northwest Territories

Nunavut Securities Office

Office of the Yukon Superintendent of Securities

Dear Sir/Madam:

RE:	Turquoise Hill Resources Ltd.

Depleted mineral reserve estimate

Turquoise Hill Resources Ltd. (TRQ or the Company) hereby submits this letter in connection with information relating to its depleted mineral reserve estimate.

While there is no form requirement that obligates the Company to provide annual updates to its disclosure regarding depleted mineral reserve estimates, the Company voluntarily included such information (which it considers immaterial) in its Annual Information Form for the year ended December 31, 2017 (the “AIF”) at Schedule C (page i). The Company has since become aware that the table regarding the depleted Oyu Tolgoi mineral reserve estimate mistakenly reflected reserve tonnages as at December 31, 2016 (rather than December 31, 2017). The Company has concluded (with input from its Qualified Person) that depletion for the 12-month period ending December 31, 2017 (the 2017 Period) was accurately disclosed by the Company in Schedule C (page ii) of the AIF and that depletion for the 2017 Period did not materially change the depleted mineral reserve estimate as disclosed in the AIF. Additionally, the Company confirms that, notwithstanding the mislabeled table regarding the depleted Oyu Tolgoi mineral reserve estimate, the originally reported reserve estimates as at December 31, 2016 included in the Company’s 2016 Annual Information Form, together with the depletion during the 12-month period ending December 31, 2017 included in the Company’s 2017 AIF, were appropriately used as the basis for the depreciation, depletion and amortization calculations in preparing the Company’s 2017 financial statements.

In a comment letter dated May 7, 2018 (the Comment Letter), the staff of the U.S. Securities Exchange Commission (SEC) noted the above-described discrepancy in the reserve tonnage estimate, which was filed with the SEC under Form 40-F in accordance with applicable U.S. securities law requirements to which TRQ is subject, and requested that TRQ update and modify the information to reflect current depletion reserve estimates. Accordingly, in response to the Comment Letter the Company is hereby filing, as attachments hereto revised and updated information including, (i) a corrected table disclosing the depleted mineral reserve estimate as at December 31, 2016, (ii) depletion for the 2017 Period (which had been correctly included in Schedule C, page ii of the AIF), and (iii) a new table reflecting the depleted mineral reserve estimate as at December 31, 2017.

Please note that the Company plans to file these tables on Form 6-K on EDGAR.

June 12, 2018

If you have any questions concerning the foregoing, please do not hesitate to contact me at (801) 204-2769.

Your very truly,

(Signed) Luke Colton

Luke Colton

Chief Financial Officer

Turquoise Hill Resources Ltd.

2

DEPLETION FROM THE MINERAL RESERVE TO DECEMBER 31, 2017

For information purposes the following tables showing the depletion from the mineral reserve to 31 December 2017 have been included:

Depleted Oyu Tolgoi Mineral Reserve, December 31, 2016

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	333	0.53%	0.35	1.38	3,048	2,710	11,177

Probable	579	0.39%	0.23	1.10	3,927	3,159	15,467

Oyut (Proven + Probable)	912	0.44%	0.28	1.20	6,976	5,868	26,644

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66%	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59%	0.55	3.72	1,121	519	3,591

Hugo North Mineral Reserve (Probable)	499	1.66%	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi All Deposits Mineral Reserve

Proven	333	0.53%	0.35	1.38	3,048	2,710	11,177

Probable	1,078	0.98%	0.29	2.16	20,640	7,876	62,537

Total Mineral Reserve (Proven + Probable)	1,411	0.87%	0.30	1.98	23,689	10,586	73,714

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at US$3.00/lb; gold at US$1,300/oz; and silver at US$19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the mineral reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in US$/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t and the underground (including some mining costs) costs were based on US$15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.

The Oyut open pit mineral reserves are the mineral reserves in the pit at 31 December 2016 after depletion of the 31 December 2015 mineral reserve mined during 2016. The mineral reserves do not include stockpiles as at that date.

- ii -

6.	For Oyut, only measured mineral resources were used to report proven mineral reserves and only indicated mineral resources were used to report probable mineral reserves.

7.	For Hugo North, measured and indicated mineral resources were used to report probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Oyu Tolgoi Mineral Reserve Depletion to December 31, 2017

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	24	0.53%	0.14	1.45	216	70	833

Probable	25	0.37%	0.18	1.15	153	96	683

Oyut (Proven + Probable)	49	0.45%	0.16	1.30	369	166	1,517

Hugo Dummett

Probable (Hugo North – OT LLC)	—	—	—	—	—	—	—

Probable (Hugo North – EJV)	—	—	—	—	—	—	—

Hugo North Mineral Reserve (Probable)	—	—	—	—	—	—	—

Oyu Tolgoi All Deposits Mineral Reserve

Proven	24	0.53%	0.14	1.45	216	70	833

Probable	25	0.37%	0.18	1.15	153	96	683

Total Mineral Reserve (Proven + Probable)	49	0.45%	0.16	1.30	369	166	1,517

Notes:

1.	Depletion is a result of production to December 31, 2017

2.	Totals may not match due to rounding.

- iii -

Depleted Oyu Tolgoi Mineral Reserve, December 31, 2017

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	309	0.52%	0.36	1.37	2,833	2,639	10,344

Probable	554	0.39%	0.24	1.10	3,775	3,063	14,783

Oyut (Proven + Probable)	863	0.44%	0.28	1.20	6,607	5,703	25,127

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66%	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59%	0.55	3.72	1,121	519	3,591

Hugo North Mineral Reserve (Probable)	499	1.66%	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi All Deposits Mineral Reserve

Proven	309	0.52%	0.36	1.37	2,833	2,639	10,344

Probable	1,053	0.99%	0.29	2.19	20,488	7,781	61,854

Total Mineral Reserve (Proven + Probable)	1,362	0.88%	0.31	2.00	23,320	10,420	72,198

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at US$3.00/lb; gold at US$1,300/oz; and silver at US$19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the mineral reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in US$/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t and the underground (including some mining costs) costs were based on US$15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.

The Oyut open pit mineral reserves are the mineral reserves in the pit at 31 December 2017 after depletion of the 31 December 2016 mineral reserve mined during 2017. The mineral reserves do not include stockpiles as at that date.

- iv -

6.	For Oyut, only measured mineral resources were used to report proven mineral reserves and only indicated mineral resources were used to report probable mineral reserves.

7.	For Hugo North, measured and indicated mineral resources were used to report probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).